UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PARTS iD, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

524643103

(CUSIP Number)

Stanislav Royzenshteyn

P.O. Box 175

Wickatunk, New Jersey 07765

(732) 639-0532

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 524643103	13D/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stanislav Royzenshteyn
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,983,443[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,983,443[1]
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,983,443[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.20%[2]
14.	TYPE OF REPORTING PERSON (see instructions) IN

1 Based solely on information provided by the Issuer.

2 Percentage of class calculation based on 32,873,458 shares of Class A Common Stock estimated outstanding as of November 20, 2020 as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 27, 2020.

* This Schedule 13D/A amends and restates the Reporting Person’s Schedule 13D filed with the Securities and Exchange Commission on November 30, 2020.

CUSIP No. 524643103	13D/A	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the Class A common stock, par value 0.0001 per share (the “Common Stock”) of PARTS iD, Inc., a Delaware corporation (the “Company”), whose principal executive office is 1 Corporate Drive, Suite C, Cranbury, New Jersey 08512.

Item 2.  Identity and Background.

(a)	The person filing this statement is Stanislav Royzenshteyn, a citizen of the United States of America.
(b)	The address of Mr. Royzenshteyn is P.O. Box 175, Wickatunk, New Jersey, 07765.
(c)	Mr. Royzenshteyn is self-employed in the technology and e-commerce sector.
(d)	Mr. Royzenshteyn received the shares of Common Stock in connection with the business combination consummated on November 20, 2020 (the “Business Combination”) by the Company with Onyx Enterprises Int’l Corp., a New Jersey corporation (“Onyx”), in exchange for his common shares of Onyx. Mr. Royzenshteyn did not consent to the exchange and reserves all of his rights with respect to these transactions and the Business Combination.
(e)	During the past five years, Mr. Royzenshteyn has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

Mr. Royzenshteyn did not expend any funds in exchange for the shares of Common Stock. The consideration for the shares of Common Stock received in the Business Combination was the exchange of his common shares of Onyx.

Item 4.  Purpose of Transaction.

The transaction resulted from the exchange of Mr. Royzenshteyn’s Onyx shares in the Business Combination. Mr. Royzenshteyn does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D, but reserves his rights with regard to such matters in the future.

CUSIP No. 524643103	13D/A	Page 4 of 5 Pages

Item 5.  Interest in Securities of the Issuer.

As of the date of the Business Combination, Mr. Royzenshteyn beneficially owns 5,983,443 shares of Common Stock of the Company, constituting 18.20% of the issued and outstanding Common Stock, based upon 32,873,458 shares of Common Stock estimated outstanding as of November 20, 2020. Mr. Royzenshteyn has the sole power to vote or direct the vote of all of such shares of Common Stock. Mr. Royzenshteyn has the sole power to dispose or direct the disposition of all of such shares of Common Stock. The allocation of 5,983,443 shares of Common Stock was made by the Company. Mr. Royzenshteyn did not consent to this allocation and reserves all of his rights with respect to all of these transactions and the Business Combination.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

At the closing of the Business Combination (the “Closing”), the Company and the Onyx stockholders receiving shares of Common Stock as consideration (the “Onyx Holders”), including the Reporting Person*, entered into a Registration Rights Agreement (the “Registration Rights Agreement”) to provide the Onyx Holders with registration rights with respect to certain outstanding shares of the Common Stock and any other equity security of the Company issued or issuable with respect to any such shares of Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization (the “Registrable Securities”).

Pursuant to the terms of the Registration Rights Agreement, the Onyx Holders are entitled, after the expiration of a lock-up, to request (i) up to three written demands for registration, (ii) “piggy-back” registration in connection with any proposal by the Company to file a registration statement under the Securities Act of 1933, as amended and (iii) Form S-3 registrations, all subject to certain minimum requirements and customary conditions. The Registration Rights Agreement provides that the Company may defer registration: if (A) during the period starting with the date 60 days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date 120 days after the effective date of, an initiated registration by the Company and provided that the Company has delivered written notice to the Onyx Holders prior to receipt of a demand registration and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable registration statement to become effective; (B) the Onyx Holders have requested a registration in which securities of the Company are sold to an underwriter in a firm commitment underwriting for distribution to the public and the Company and the Onyx Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (C) in the good faith judgment of the Company’s board of directors such registration would be seriously detrimental to the Company and the board of directors concludes as a result that it is essential to defer the filing of such registration statement at such time. The Registration Rights Agreement provides for a lock-up period in which the Onyx Holders shall not transfer any shares of Common Stock issued to such Onyx Holders in connection with the Business Combination prior to the earlier of (i) the first anniversary of the Closing, (ii) the date, following the 180th day after the date of the Closing, on which the volume weighted average per share price (“VWAP”) of Common Stock equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), (iii) the date, following the 270th day after the Closing, on which the VWAP of Common Stock equals or exceeds $13.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), or (iv) the Company’s completion of a liquidation, merger, stock exchange or other similar transaction that results in all of the Onyx Holders having the right to exchange their shares of Common Stock for cash, securities or other property.

*The Reporting Person did not execute the Registration Rights Agreement, but became party thereto by the effect of a proxy.  The Reporting Person did not consent to the terms and conditions of the Registration Rights Agreement and reserves all of its rights with respect to that agreement and all of the transactions in connection with the Business Combination.

Item 7.  Material to Be Filed as Exhibits.

N/A

CUSIP No. 524643103	13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2021
STANISLAV ROYZENSHTEYN

	By:	/s/ Stanislav Royzenshteyn
	Name:	Stanislav Royzenshteyn